International Gemini Technology Inc. Notes to the Financial Statements September 30, 2003	SCHEDULE B

1. Continuing Operations

The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States. Outlined below are those policies considered particularly significant by the Company.

(a) Stock-based compensation plan

The Company provides options to buy shares of the Company to directors, officers and employees allowing them the opportunity to participate in the progress of the Company. Such options are granted by the board of directors at prices equal to or greater than the market price of the Company’s shares on the date the options are granted. No compensation expense is recognized when stock options are granted to or exercised by directors, officers and employees. Any consideration paid to the Company on exercise of stock options is credited to share capital.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(c) Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet date and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(d) Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Fully diluted loss per share has been calculated on the assumption that preferred shares were converted into common shares at a conversion value of $1 per share by $0.45.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

International Gemini Technology Inc. Notes to the Financial Statements September 30, 2003	SCHEDULE B

3. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

4. Related Party Transactions

During the period ended September 30, 2003, a company in which a director has an interest charged the Company $9,000 (2002: $18,000, 2000: $18,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $35,387(2002: $76,07, 2001: $76,945) is included in accounts payable and accrued liabilities at September 30, 2003.

5. Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii) the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b) i) Common shares

	September 30, 2003			Dec 31, 2002
	Shares	$		Shares	$
Balance, beginning and end of year	8,323,119		12,660,559	8,323,119		12,660,559

ii) Preferred shares

	September 30, 2003			Dec 31, 2002
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		640,724	604,724		640,724

c) During the period nil common shares were issued and nil preferred shares were issued;
d) Nil stock options are outstanding.

International Gemini Technology Inc. Notes to the Financial Statements September 30, 2003	SCHEDULE B

6. Income Taxes

At September 30, 2003, the Company has $40,688 in net capital losses, which carry forward for an indefinite period. The Company also has $58,469 in non-capital losses, which expire December 31, 2009.

In addition, the Company has accumulated timing differences comprised primarily of research and development expenditures not yet deducted for income tax purposes of $3,427,326.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carry forward balances are subject to relevant provisions of the Income Tax Act, Canada.

7. Directors & Officers

Edward Dolejsi, President & Director
Edward D. Ford, Vice-President & Director
Martin Schultz, Secretary & Director
John D. Stanton, Director
Douglas E. Ford, Director